Exhibit 99.1

  MasterCard Teams with Points International to Offer Cardholders Enhanced Rewards

Issuing Banks Gain Opportunities to Deliver Greater Flexibility to Consumers through Exchange and Trade of Airline Miles, Hotel Points and Other Loyalty Currencies

TORONTO and PURCHASE, NY – February 18, 2014 – MasterCard (NYSE: MA) today enhanced its rewards capabilities for cardholders, giving them more ways to redeem, exchange and trade their rewards points.

These unique capabilities, unavailable to consumers that are members of current credit card-based rewards programs, will be delivered through a relationship between MasterCard and Points International Ltd. (TSX: PTS; NASDAQ: PCOM). Based on the popularity of travel and experiences, the enhanced rewards management and monetization options are expected to drive engagement and value to rewards programs offered by issuing banks participating in the MasterCard Rewards Platform.

“Consumers have said loudly and clearly that they want increased flexibility with their rewards,” said Nandan Mer, Group Executive, MasterCard Loyalty Solutions. “Our enhanced solution delivers just that – the ability to exchange, trade, buy and gift rewards points. We believe this truly unique and superior redemption experience delivers even more value to all involved.”

“While the financial services industry has been a keen focus for some time, we are especially excited to be partnering with a leading organization like MasterCard,” commented Rob MacLean, Chief Executive Officer, of Points. “Together, we are enhancing and differentiating issuer rewards programs hosted on the MasterCard Rewards Platform and making them more attractive to consumers.”

Following the initial integration, it is anticipated that program functionality will be available later this year.

About MasterCard
MasterCard (NYSE: MA), www.mastercard.com, is a technology company in the global payments industry. We operate the world’s fastest payments processing network, connecting consumers, financial institutions, merchants, governments and businesses in more than 210 countries and territories. MasterCard’s products and solutions make everyday commerce activities – such as shopping, traveling, running a business and managing finances – easier, more secure and more efficient for everyone. Follow us on Twitter @MasterCardNews, join the discussion on the Cashless Pioneers Blog and subscribe for the latest news on the Engagement Bureau.

About Points
Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Media Contacts
Brian Gendron
MasterCard Worldwide
914-249-1284
brian_gendron@mastercard.com

Danielle Mason
ThinkInk PR, for Points Public Relations
305-749-5342 x235 or 416-628-9684
dmason@thinkinkpr.com

Laura Bainbridge/Kimberly Esterkin
Addo Communications, for Points Investor Relations
310-829-5400
laurab@addocommunications.com; kimberlye@addocommunications.com

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